October 10, 2008
EDGAR Submission Type—CORRESP
Non-Public Filing
Mr. Bill Thompson
Accounting Branch Chief
Ms. Ta Tanisha Meadows
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, D.C. 20549-0405

Re:	Dover Saddlery, Inc. Commission File No. 000-51624 Item 4.01 Form 8-K Filed September 26, 2008 (the “Form 8-K”)
Dear Mr. Thompson and Ms. Meadows:
This correspondence responds to your letter dated 29 September 2008 addressed to Mr. Michael W. Bruns, Chief Financial Officer of Dover Saddlery, Inc., a Delaware corporation and reporting registrant in the Report (the “Company” or “Dover”). The Company submits this correspondence via EDGAR pursuant to Section 101(a) of Regulation S-T as a non-public filing.
The Company amended the Item 4.01 disclosures of its Form 8-K in a Form 8-K/A filed on October 6, 2008 (the “Amendment”) in timely response to the Commission’s comments.
Regarding your comment letter and the Form 8-K, as amended by the Amendment, the Company acknowledges:
•	the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We respectfully request that this matter be satisfactorily closed. Please update our contact information to use the following facsimile number: 978-952-8064.
Respectfully submitted,
/s/ Michael W. Bruns
Chief Financial Officer